October 27, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                    Form AW – Request for Withdrawal

Valkyrie ETF Trust II

Post-Effective Amendment No. 24

(Registration Statement File Nos. 811-23725; 333-258722)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Valkyrie ETF Trust II (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-258722; 811-23725) filed with the Commission on August 16, 2023, SEC Accession No. 0001387131-23-009893 (the “Amendment”). The Amendment relates to Valkyrie Ethereum Strategy ETF, a new series of the Trust. The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the new series associated with the Amendment.

The Trust no longer intends to seek effectiveness of the Amendment and no securities have been sold pursuant to the Amendment.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Very truly yours,

Valkyrie ETF Trust II

By:	/s/ Nick Bonos
Nick Bonos
President and Trustee